PolyMedix, Inc.

170 N. Radnor-Chester Road

Suite 300

Radnor, Pennsylvania 19087

VIA EDGAR

August 19, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:         Jim B. Rosenberg, Senior Assistant Chief Accountant
                        Jeff Riedler, Assistant Director

Re:                  PolyMedix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File No. 000-51895

Dear Messrs. Rosenberg and Riedler:

PolyMedix, Inc. (“we” or the “Company”) is submitting this letter in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter, dated August 5, 2011 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”).

For your convenience, we have set forth each comment in the Comment Letter in italicized typeface and each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

Based upon the conversations on August 11, 2011 between Donald R. Readlinger of Pepper Hamilton LLP, our outside counsel, and James Peklenk, Staff Accountant, and John Krug, Senior Attorney, of the Staff, we have proposed to make certain disclosures in future filings, rather than amending the 2010 Form 10-K.

Securities and Exchange Commission

August 19, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview,

1.                  You have qualitatively disclosed the nature, objective, and current status of each of your various product candidates being developed, which focus primarily on your two leading products (PMX-30063 and PMX-60056).  Please revise your disclosure to addresses the following for each of your material product candidates:

•         The costs incurred during each period presented and to date;

•         The nature of efforts and steps necessary to complete the project;

•         The risks and uncertainties associated with completing development;

•         The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•         Your estimate of the date of completion of any future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency.

Identification of material product candidates.  While we have used our proprietary computational drug design technology to create numerous drug compounds and product candidates, including a number of product candidates in preclinical development, at this time our two lead product candidates, PMX-30063 and PMX-60056, are the only product candidates we consider material.  Development of our product candidates is a lengthy, expensive and uncertain process that requires investment of substantial amounts of time and money that may not yield viable products.  Based on the high level of uncertainty related to development and potential future product sales, we have evaluated the materiality of our product candidates based on the amounts of resources that we have dedicated and plan to dedicate to them, and on their respective stages of development.  Accordingly, the proposed disclosures in our responses below, if related to individual product candidates, will be made for PMX-30063, PMX-60056 and for additional product candidates which may become material over time.

Costs Incurred.  The Company proposes to add disclosure, substantially in the form of the following, shown in bold face type, in the Management’s Discussion and Analysis contained in its next quarterly report on Form 10-Q and subsequent periodic filings:

For PMX-30063, we incurred direct research and development costs of $3.9 million, $2.7 million, and $2.1 million for each of the three years ended December 31, 2010, 2009 and 2008, respectively, and $15.3 million for the period from August 8, 2002 (Inception) to December 31, 2010.  For PMX-60056, we incurred direct research and development costs of $2.2 million, $0.7 million, and $2.1 million for each of the three years ended December 31, 2010, 2009 and 2008, respectively, and $7.2 million for the period from August 8, 2002 (Inception) to December 31, 2010.  While we do not specifically track indirect costs and general and administrative expenses by product candidate, most of these costs and expenses have been incurred in support of these two lead product candidates.

Nature of Efforts and Steps Necessary for Completion.  We believe the existing description of each phase of the clinical trial process included in our 2010 Form 10-K under the heading U.S. Government Regulation in “Item 1. Business,” provides an appropriate framework to build upon to describe the efforts and steps necessary to complete development of our material product candidates, including the typical number of patients involved in each phase,  as well as the risks and uncertainties that are included in the process.  Specifically, the last six paragraphs under the heading U.S. Government Regulation, on pages 16-17, describe the risks in the various steps necessary to complete our material product candidates.  In addition, we believe we expanded on those descriptions under the headings PMX-30063 Clinical Development (page 4) and PMX-60056 Clinical Development (page 7).

Securities and Exchange Commission

August 19, 2011

We propose to add information to expand the descriptions of typical phases of clinical trials under the heading U.S. Government Regulation in our Annual Report on Form 10-K for the fiscal year ending December 31, 2011 (the “2011 Form 10-K”) to include the approximate length of time each phase generally lasts.  We believe this expanded clinical trial process general description, when presented together with the existing disclosure of the stage of development of each of our material product candidates and when each material product candidate entered its current phase, will provide investors with greater insight with respect to the nature of the activities and the timeframe for movement through the various clinical trial phases.

Accordingly, we propose the following revised disclosure, shown in bold face type, to be included in our 2011 Form 10-K under the heading U.S. Government Regulation in “Item 1. Business” in lieu of the current descriptions of the current descriptions of the phases of clinical trials:

Phase 1      Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects.  Phase 1 clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness.  Phase 1 trials also include the study of structure‑activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.  During Phase 1 clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well‑controlled, scientifically valid Phase 2 studies.  The total number of subjects and patients included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people. Phase 1 clinical studies generally take from 6 to 30 months to complete.

Phase 2      Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short‑term side effects and risks associated with the drug.  These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects and may take 2 to 3 years to complete.

Phase 3      Refers to expanded controlled and uncontrolled clinical trials.  These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained.  Phase 3 clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit‑risk relationship of the drug and to provide an adequate basis for physician labeling.  Phase 3 trials usually include from several hundred to several thousand subjects. Phase 3 testing varies by disease state, but can often last from 2 to 7 years.

Securities and Exchange Commission

August 19, 2011

Phase 4      Refers to trials conducted after approval of a new drug and which explore approved uses and approved doses of the product.  These trials must also be approved and conducted under the auspices of an institutional review board.  Phase 4 studies may be required as a condition of approval.

Risks and Uncertainties.  We have discussed the risks and uncertainties associated with completing development of our product candidates in various risk factors under “Item 1A. Risk Factors” of our 2010 Form 10-K and elsewhere in our 2010 Form 10-K.  Among the risk factors, we have discussed:

Development of our product candidates is a lengthy, expensive and uncertain process that requires investment of substantial amounts of time and money that may not yield viable products, which may cause our business and results of operations to suffer. (Page 20)

If our product candidates are not demonstrated to be sufficiently safe and effective in clinical trials, they will not receive regulatory approval and we will be unable to commercialize them and our business and results of operations will suffer. (Page 21)

We may experience delays in obtaining or we may not obtain required regulatory approvals in the U.S. to market our proposed product candidates. (Page 27)

In these and other risk factors, we disclose the risks and uncertainties we have identified as significant.  On an ongoing basis, we are required to and will continue to disclose material changes in our risk factors in our quarterly and annual reports on Forms 10-Q and 10-K.

We have also discussed these risks and uncertainties in our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the 2010 Form 10-K.

None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and all but two of our programs are either on hold pending additional funding or being developed only to the extent they are substantially funded by targeted grants or research contracts. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.  (Page 35)

Resources for Completion. Subsequent to filing the 2010 Form 10-K, the Company completed an underwritten registered offering for gross proceeds of $20,000,000.  As disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as of June 30, 2011, the Company had cash and investment balances of approximately $29,753,000 and total liabilities of approximately $16,547,000.  In addition the Company has an Investment Agreement (“Investment Agreement”) with Dutchess Opportunity Fund, II, L.P. (formerly known as Dutchess Equity Fund, L.P.) (“Dutchess”), pursuant to which Dutchess committed to purchase up to $10,000,000 (but not to exceed 12,000,000 shares) of our common stock, subject to the terms and conditions of the Investment Agreement, which expires in July 2012.  As of June 30, 2011, we have not issued any shares pursuant to this Investment Agreement.

Further, the Company has included the following discussion in the Management Discussion and Analysis contained in the 2010 Form 10-K and our subsequently filed Quarterly Reports on Form 10-Q:

Securities and Exchange Commission

August 19, 2011

We are a development stage company and have not experienced significant revenue generating activities since our formation.  We have incurred operating losses for each year since our inception in 2002.  *     *     *

In the near term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we anticipate incurring in developing our product candidates and the general and administrative expenses we incur as a reporting company under the Securities Exchange Act of 1934, as amended.  Additionally, we do not expect to generate any revenues from sources other than research grants and contracts for the foreseeable future.  (2010 Form 10-K, page 38)

The Company proposes to add disclosure, substantially in the form of the following, shown in bold face type, at the end of the above paragraph in the Management’s Discussion and Analysis contained in its next quarterly report on Form 10-Q and subsequent periodic filings:

We presently estimate that the direct development costs for our ongoing Phase 2 study for PMX-30063 will be approximately $5 million to $7 million, and that the direct development costs for our ongoing Phase 2 study for PMX-60056 will be approximately $1 million to $3 million.  We will incur substantial costs beyond the present ongoing Phase 2 trials in order to file a New Drug Application (NDA) for each PMX-30063 and PMX-60056.  In each case the nature, design, size and cost of further studies, including additional Phase 2 studies, will depend in large part on the outcome of preceding studies and discussions with regulators.

We believe that our current cash and investment balances as of the date of this filing will be sufficient to fund the completion of our ongoing Phase 2 studies for each PMX-30063 and PMX‑60056, as well as fund our operations for at least the next 12 months.  We will need to secure additional funding in the future, from one or more equity or debt financings or other sources, in order to carry out all of our planned research, drug discovery and development activities, including with respect to PMX-30063 and PMX‑60056.

Future Milestones. The Company has included disclosure under the headings PMX 30063 Clinical Development and PMX-60056 Clinical Development of the significant milestones that have occurred with respect to the clinical development of our material product candidates.  We expect to complete the Phase 2 trials for PMX-30063 and PMX-60056 in late 2011 or early 2012.  We propose to include this disclosure in future filings, as well as the anticipated date of completion of future clinical trials as our development plans evolve.  We believe this enhanced disclosure will provide investors with the information they need to understand the status of our material product candidates in order to evaluate when a particular project might become commercially viable.

Beyond our ongoing Phase 2 clinical trials, future milestones are difficult to identify with specificity, as our development plans are subject to the results of our ongoing clinical trials and regulatory approvals necessary for advancement and continuation of our development programs.  Changes in regulatory requirements and guidance of the U.S. Food and Drug Administration and other regulatory authorities may require additional clinical trials to evaluate the safety and/or efficacy of our material product candidates, and have significant impacts on our milestones, timelines, cost projections, and resources requirements.

Securities and Exchange Commission

August 19, 2011

Executive Compensation, page 50

2.                  The section entitled “Narrative Disclosure to Summary Compensation Table” is not a substitute for the Compensation Discussion and Analysis requested by Item 402(b) of Regulation S-K and the instructions there under.  Please revise your disclosure to include a CD&A addressing the functions, actions and decisions of the Committee and the Board regarding each major element of compensation including salary, cash bonus and equity incentive compensation.

During 2010, the Company met the definition of a “smaller reporting company.”  Based upon the Company’s public float as of June 30, 2010, the last business day of the second fiscal quarter of 2010, the Company ceased to be a smaller reporting company as of January 1, 2011.  Accordingly, the Company checked the box next to “Accelerated Filer” on the cover page to the 2010 Form 10-K.  Pursuant to subpart 4(i) of the definition of smaller reporting company in Rule 12b-2 under the Securities Exchange Act of 1934, the Company was not required to reflect this determination in the information it provides until its quarterly report on Form 10-Q for the first fiscal quarter of 2011, and was permitted to rely on the scaled disclosure afforded to smaller reporting companies in the 2010 Form 10-K. Specifically, the Company did not include the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K in reliance upon Item 402(l) et seq. of Regulation S‑K.  Based upon the Company’s public float as of June 30, 2011, the last business day of the second fiscal quarter of 2011, the Company will continue to be an accelerated filer for the year beginning January 1, 2012.  The Company will take the Staff’s comments into consideration when preparing the Compensation Discussion and Analysis for inclusion in the 2011 Form 10-K.

3.                  We note the Compensation Committee instructed Compensation Resources, Inc. to:

•         Analyze your position in the marketplace with respect to total compensation packages for your executive officers;

•         Clarify your executive compensation philosophy;

•         Address your competitive position in the marketplace;

•         Address the appropriate mix of compensation elements;

•         Address the extent to which your executives will be paid for performance; and

•         Address the degree to which non-traditional compensation programs will be utilized.

Please address the consultant’s and Committee’s thoughts and conclusions as to each of the above-mentioned areas for consideration as part of your CD&A.  The discussion should also address how the Compensation Committee used the consultant’s analysis of “peer” group data in making its determination with respect to executive compensation for 2010.  In addition, please explain where you positioned your compensation levels relative to the compensation levels of the “peer” group and identify the “peer” group members.

As discussed above, the Company was a smaller reporting company until January 1, 2011 and, therefore, availed itself of certain of the scaled disclosure made available to smaller reporting companies in its 2010 Form 10-K, in reliance on subpart 4(i) of the definition of smaller reporting company in Rule 12b-2.  The Company will take the Staff’s comments into consideration when preparing the Compensation Discussion and Analysis for inclusion in the 2011 Form 10-K.

Securities and Exchange Commission

August 19, 2011

4.                  The CD&A should disclose factors considered in determining each NEO’s bonus payment.  As individual and/or corporate goals and performance objectives were used in part to determine bonuses, you should also discuss and quantify these goals and objectives to the extent practicable and compare targeted levels of performance to the actual levels achieved.

As discussed above, the Company was a smaller reporting company until January 1, 2011 and, therefore, availed itself of certain of the scaled disclosure made available to smaller reporting companies in its 2010 Form 10-K, in reliance on subpart 4(i) of the definition of smaller reporting company in Rule 12b-2.  The Company will take the Staff’s comments into consideration when preparing the Compensation Discussion and Analysis for inclusion in the 2011 Form 10-K.

5.                  You should also provide disclosure similar to that requested in the previous comment with respect to the option awards for 2010.

As discussed above, the Company was a smaller reporting company until January 1, 2011 and, therefore, availed itself of certain of the scaled disclosure made available to smaller reporting companies in its 2010 Form 10-K, in reliance on subpart 4(i) of the definition of smaller reporting company in Rule 12b-2.  The Company will take the Staff’s comments into consideration when preparing the Compensation Discussion and Analysis for inclusion in the 2011 Form 10-K.

Pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *          *

Securities and Exchange Commission

August 19, 2011

Please do not hesitate to contact me at (484) 598-2332 if you should have any questions or comments with regard to these responses.

Sincerely,
s/ Edward Smith
Edward Smith Chief Financial Officer